UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Truli Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

897887204

(CUSIP Number)

Elliot M. Maza

550 Sylvan Avenue, Suite 101

Englewood Cliffs, NJ 07632

Telephone: (201) 608-5101

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Elliot M. Maza

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF, OO (1)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,336,676

8. Shared Voting Power
0

9. Sole Dispositive Power
1,336,676

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,336,676
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
52.3% (2)
14. Type of Reporting Person
IN

(1)	The Filing Person acquired the shares with $3,000 of his own funds and $3,000 provided by Mr. Michael Harris, a non-affiliate of the Issuer who is a partner at a law firm representing the Issuer.

(2)	Based upon 2,553,990 shares reported as outstanding as of August 10, 2016 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Truli Media Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1638 Tower Grove Drive, Beverly Hills, CA 90210.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Elliot M. Maza (the “Filing Person”).

(b) The Filing Person’s principal business address is 550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632.

(c) The Filing Person’s present principal occupation is serving as an executive officer for publicly-traded companies.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective September 23, 2016, the Issuer, Mr. Michael Jay Solomon, the Issuer’s Chairman and former sole officer, and the Filing Person entered into a Stock Purchase Agreement pursuant to which the Filing Person purchased 1,336,676 shares of the Issuer’s common stock from Mr. Solomon and a trust affiliated with Mr. Solomon for a total purchase price of $6,000. The Filing Person acquired the shares with $3,000 of his own funds and $3,000 provided by Mr. Michael Harris, a non-affiliate of the Issuer who is a partner at a law firm representing the Issuer. In connection with the transaction, Mr. Solomon resigned as an executive officer and the Filing Person was appointed Chief Executive Officer and Chief Financial Officer.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure under Item 3, above, is incorporated by reference herein.

The Filing Person, as an executive officer of the Issuer, is aware of the following reportable plans and proposals: As disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016, the Issuer granted Mr. Solomon an option exercisable through September 23, 2017 to purchase all of the Issuer’s current operating assets for $5,000 and is in the process of transferring the assets to a newly-formed wholly-owned subsidiary. The Issuer has agreed that Mr. Solomon will have sole authority to vote the stock of such subsidiary, appoint its board of directors, and manage its day-to-day operations.

The Filing Person, solely in his capacity as an executive officer of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management.

Depending on market conditions, the Filing Person may also acquire or dispose of additional shares of the Issuer in his personal capacity, subject to Section 16(b) of the Securities Exchange Act of 1934.

Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(c) The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference.

(d) To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Stock Purchase Agreement*

10.2	Form of Note Purchase Agreement*

* Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2016

Date

/s/ Elliot M. Maza

Elliot M. Maza

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.